

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

October 15, 2007

J. Michael Pearson
President and Chief Executive Officer
Orion Marine Group, Inc.
12550 Fuqua
Houston, Texas 77034

Re: Orion Marine Group, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed on October 2, 2007
File No. 333-145588

Dear Mr. Pearson:

We have reviewed your filing and have the following comments.

General

1. We note the penultimate paragraph of your response letter; however, an authorized company representative must directly provide the Tandy representations. Prior to the effective date of the registration statement, the company should submit on EDGAR a separate letter or include in its acceleration request the Tandy representations.

Cover Page

2. We note your response to comment 2 in our letter dated September 14, 2007. Please revise the language to state that the selling shareholders "will" sell at prices within the bona fide range until your securities are quoted on the Nasdaq Global Market and thereafter at prevailing market prices or privately negotiated prices.

Legal Proceedings, page 59

3. We note your response to comment 10 in our letter dated September 14, 2007. Please quantify the relief sought in the pending lawsuit.

Compensation Discussion and Analysis, page 67

Performance-Based Incentive Compensation, page 69

4.   We note your response to comment 13 in our letter dated September 14, 2007. Please clarify on page 71 how the formulas apply to both the 80% to 110% and above 110% 2007 Net Cash Flow targets. Based on our conversation with counsel, it appears that the following should be disclosed:

- Describe the terms in the formula on page 71.
  - Disclose that a number (100) is applied against the Target Pool in the numerator.
  - Disclose that the numerator, the Target Pool, was set at the compensation committee's discretion for 2007 at $500,000.
  - Disclose that the denominator is the actual NCF less the 80% of the target NCF.
- Disclose that if the actual 2007 NCF is between 80% and 110% target NCF, the formula is multiplied against each $1,000 of the actual NCF that exceeds 80% of the target NCF.
- Disclose that if the actual 2007 NCF is above 110% target NCF target, then the formula on page 71 is multiplied by a factor of 2.5 for each $1,000 of the actual NCF that exceeds 110% of the target NCF.

Please also provide some examples for calculating the performance-based incentive bonuses for one of the executive officers.

Selling Shareholders, page 87

5.   With respect to the shares to be offered for resale by each selling shareholder that is a nonpublic legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder. See Interpretation 4S of the Regulation S-K section of the Manual of Publicly Available Telephone Interpretations (March 1999 Supplement).

6.   We note your response to comment 16 in our letter dated September 14, 2007. Please disclose the nature of any position, office, or other material relationship which any selling security holder has had within the past three years with the registrant or any of its predecessors or affiliates. See Item 507 of Regulation S-K.

7.   We note your response to comment 17 in our letter dated September 14, 2007. Please disclose the names of the selling shareholders who are broker-dealers or affiliates of a broker dealer. It appears that at least several selling shareholders are also broker-dealers. If a selling shareholder is a broker-dealer, the prospectus should state that the seller is an

underwriter. It is not sufficient to say that such selling shareholders may be deemed to be underwriters as you disclose in footnote (2) on page 100. Broker dealers and their affiliates who received the securities as compensation for underwriting activities need not be identified as underwriters. If a selling stockholder is an affiliate of a broker-dealer, provide the following representations in the prospectus: (1) the seller purchased in the ordinary course of business, and (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot provide these representations, state that the seller is an underwriter.

Annual Audited Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies: Property and Equipment, page F-10

8.   We note your responses to comments 26 and 27 in our letter dated September 13, 2007. Please revise your filing to clarify, if true, that in situations where a significant upgrade or dry docking activity results in a revision to the estimated useful life of your equipment, you account for the change in useful life prospectively as a change in accounting estimate. Refer to paragraphs 19 and 20 of SFAS 154.

Note 9 – Commitments and Contingencies, page F-18

9.   Please revise your footnotes to include a description of the material legal proceedings discussed in the second paragraph of the legal proceedings section on page 59. Please also include any other disclosures required by paragraphs 9 and 10 of SFAS 5, or tell us how you determined these disclosures were not necessary.

Note 15 – Enterprise Wide Disclosures, page F-22

10.   We note your response to comment 21 in our letter dated September 13, 2007. We also note from your disclosures on page 1 that you provide marine construction services in several geographical areas, including the Caribbean Basin. Thus it appears that at least a portion of your revenues are generated outside of the United States. Please revise to include the information about geographic area required by paragraph 38 of SFAS 131.

As appropriate, please amend your registration statement in response to these comments. You may contact Lisa Haynes at (202) 551-3424 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Kyle K. Fox, Esq.
Vinson & Elkins, LLP
The Terrace 7
2801 Via Fortuna, Suite 100
Austin, Texas 78746